Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-182197

American Express Credit Corporation

$400,000,000

Floating Rate Senior Notes Due August 15, 2019

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium-Term Notes, Series E
Ranking:	Senior, Unsecured
Expected Ratings(1):	Moody’s: Standard & Poor’s: Fitch:	A2 (Stable Outlook) A- (Stable Outlook) A+ (Stable Outlook)
Trade Date:	August 12, 2014
Settlement Date:	August 15, 2014 (T+3 days)
Maturity Date:	August 15, 2019
Aggregate Principal Amount:	$400,000,000
Day Count:	Actual / 360
Base Rate:	Three-Month LIBOR (Reuters)
Index Maturity:	90 days
Spread:	+49 bps
Public Offering Price:	100.000%
Underwriters’ Commission:	0.350%
Net Proceeds:	$398,600,000 (before expenses)
Interest Payment Dates and Interest Reset Dates:

Interest on the notes is payable on February 15, May 15, August 15 and November 15 of each year, beginning November 15, 2014; subject to adjustment in accordance with the modified following business day convention.

Interest Periods:

Quarterly.  The initial period will be the period from, and including the Settlement Date to, but excluding November 15, 2014, the Initial Payment Date.  The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable

Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date
Early Redemption:	The notes may not be redeemed prior to maturity
Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DQ9
ISIN:	US0258M0DQ92
Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. nabSecurities, LLC TD Securities (USA) LLC
Junior Co-Managers:	Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

Notice to Canadian Investors — Each purchaser of these securities that is resident in Canada or otherwise subject to the requirements of Canadian securities laws in connection with its purchase will be deemed to have represented and warranted to the issuer and the underwriters that it is an “accredited investor” as defined in National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators and, if relying on subsection (m) of the definition of that term, is not a person created or being used solely to purchase or hold securities as an accredited investor, and that it is either purchasing the securities as principal for its own account or is deemed to be purchasing the securities as principal by applicable law.   Each such purchaser further acknowledges that the securities have not been and will not be qualified for sale to the public under applicable Canadian securities laws and that any resale of the securities must be made in accordance with, or pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of those laws.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, HSBC Securities (USA) Inc. at (866) 811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or RBC Capital Markets, LLC at (866) 375-6829.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.